MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

September 21, 2022

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 169 to Registration Statement on Form N-1A for MFS Series Trust X (the "Trust") on behalf of MFS Blended Research® Growth Equity Fund (the "Fund") (File Nos. 33-01657 and 811-04492)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to the comments of the staff of the U.S. Securities and Exchange Commission (the "SEC") received by telephone call on September 8, 2022, regarding the above-referenced Post-Effective Amendment (the "PEA"), which was filed with the SEC on July 28, 2022. The PEA was filed for the purpose of modifying the disclosure to reflect the Fund changing from a diversified fund to a non-diversified fund, as approved by the Fund’s shareholders at a special shareholder meeting held on March 7, 2022. For your convenience, each comment is summarized below, followed by MFS' response. Any term that is used, but not defined, in this letter retains the same meaning as used by MFS in the PEA.

1.	Comment:	The "Principal Investment Strategies" disclosure in the summary section of the Fund's Prospectus includes a reference to the Russell 1000® Growth Index (the “Index”). Please disclose the market capitalization range of the Index as of a recent date.

Response:
We do not believe that it is necessary to disclose the market capitalization range of the Index in the “Principal Investment Strategies” section of the Prospectus, as the Index is not being referenced to define the capitalization range of the Fund’s investments. Rather, the Index is disclosed as the reference point for managing various risk factors in constructing the portfolio.  Therefore, we respectfully decline to amend this disclosure.

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Securities and Exchange Commission
September 21, 2022

2.	Comment:	The third paragraph under "Principal Investment Strategies" in the summary section of the Fund's Prospectus states “Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.” Please revise the disclosure to identify the specific types of securities that the Fund may principally invest.

Response:
The “Principal Investment Strategies” section discloses common stocks as the specific type of equity security in which the Fund principally invests.  In addition to referencing common stocks, we believe including the general phrase "other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer" is beneficial for shareholders in that it provides a general description of what an equity security is in the summary section of the Prospectus. Therefore, we respectfully decline to amend our disclosure.

3.	Comment:	The "Principal Investment Strategies" section of the summary section of the Fund's Prospectus includes disclosure regarding investments in foreign securities. Please disclose the maximum percentage, if any, the Fund may invest in foreign securities.

Response:
There is no maximum percentage that the Fund may invest in foreign securities. We believe that the Fund's "Principal Investment Strategies" and "Principal Risks" sections appropriately describe the Fund's principal strategies and risks; therefore, we respectfully decline to amend this disclosure.

4.	Comment:	The "Principal Investment Strategies" disclosure in the summary section of the Fund's Prospectus states that the Fund may invest a significant percentage of its assets in a single industry or sector. If the Fund is currently focused in a single industry or sector, name and describe such sector. For example, we note that the Fund had significant investments in the “Information Technology” sector as of July 31, 2022.

Response:
The Fund does not currently have an investment strategy of investing in a specific industry or sector. Industry and sector allocation is a result of the then-current investment opportunities identified by a Fund's portfolio manager pursuant to the Fund's principal investment strategies, rather than a principal investment strategy to focus the Fund's investments in any particular industry or sector. We believe that the Fund's current "Principal Investment Strategies" and

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Securities and Exchange Commission
September 21, 2022

"Principal Risks" sections appropriately disclose the principal strategies and risks of the Fund, including the risks associated with investing a significant percentage of the Fund’s assets in a single industry or sector generally. Based on the foregoing, we respectfully decline to revise our disclosure.

5.	Comment:	The "Foreign Risk" disclosure in the "Principal Risks" sections of the Fund’s Prospectus includes disclosure regarding investments in securities of emerging and frontier markets. If the Fund's principal investment strategies include investing in emerging markets and frontier markets, please disclose so in the "Principal Investment Strategies" sections of the Fund's Prospectus.

Response:
Investing in emerging and frontier markets is not a principal investment strategy of the Fund.  Accordingly, we do not believe it is necessary to add references to investments in emerging and frontier markets in the Fund's "Principal Investment Strategies" sections. However, we believe that it is appropriate to retain the reference to emerging markets in the “Foreign Risk” disclosure given that emerging markets comprise an element of investing in foreign securities generally.  It is not anticipated that the Fund will invest in frontier markets.  Accordingly, we will revise the “Foreign Risk” Prospectus disclosure to remove the references to frontier markets.

6.	Comment:	The eighth paragraph in the Fund's Item 9 "Principal Investment Strategies" section states: "MFS may also consider environmental, social, and governance (ESG) factors in its fundamental investment analysis where MFS believes such factors could materially impact the economic value of an issuer.” The disclosure then provides certain examples of ESG factors that may be considered. If investing based on ESG considerations is a principal investment strategy of the Fund, please add corresponding disclosure to "Principal Investment Strategies" and "Principal Risks" in the summary section of the Prospectus. Otherwise, please move the ESG disclosure to the “Other Investment Strategies and Risks” section of the Fund’s Prospectus or to the Fund’s Statement of Additional Information.

Response:
As indicated in the disclosure, MFS may consider ESG factors in its fundamental investment analysis when it believes that ESG factors could materially impact the economic value of an issuer.  Investing based on ESG considerations is not a principal investment strategy of the Fund and MFS does not seek to invest a certain percentage of

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September 21, 2022

the Fund's assets in issuers that meet certain ESG goals, nor does MFS screen out certain types of investments based solely on ESG factors. The disclosure referenced above is part of the explanation "in general terms how the Fund's adviser decides which securities to buy and sell" in accordance with Item 9(b)(2) of Form N-1A. As indicated in the Fund's Item 9(b)(2) disclosure, investments for the Fund are selected primarily based on blending fundamental and quantitative research. This disclosure also provides examples of factors MFS may consider in its fundamental analysis (e.g., an issuer's earnings, cash flows, competitive position, and management ability). The above-referenced disclosure is included to clarify for shareholders that non-financial factors, such as ESG factors, may also be considered as part of MFS' fundamental analysis.   Based on the foregoing, we do not believe any changes to the Fund's disclosure are necessary.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

TIFFANY KO
Tiffany Ko
Counsel
MFS Investment Management

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